Harman International Industries, Incorporated
8500 Balboa Blvd.
P.O. Box 2200
Northridge, CA 91329
Tel (818) 893-8411

March 2, 2005

BY EDGAR

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Larry Spirgel, Assistant Director

Re:	Harman International Industries, Incorporated Form 10-K for fiscal year ended June 30, 2004 File Date: September 8, 2004 File No. 001-09764

Ladies and Gentlemen:

      We received your letter, dated February 18, 2005 and understand that our outside counsel, James O’Bannon at Jones Day, discussed your letter with Robert Littlepage. In response to the Staff’s letter, we will agree to report Consumer Home and Consumer Automotive (currently aggregated and reported as the Consumer Systems Group) as separate reporting segments in accordance with FAS 131 in our Exchange Act filings with the Commission.

      As discussed with Mr. Littlepage, Harman would prefer not to amend its Form 10-K for the fiscal year ended June 30, 2004 but would propose the following. Harman would first report information with respect to the Consumer Home and Consumer Automotive segments in its Form 10-Q for the three and nine months ended March 31, 2005. In addition, in its March 31, 2005 Report on Form 10-Q, Harman would supplementally provide information regarding its Consumer Home and Consumer Automotive segments for each of its fiscal years ended June 30, 2002, 2003 and 2004.

      Based on our preliminary analysis, I estimate that it will take approximately eight weeks for us to review our historical financial information in order to have segment information for Consumer Home and Consumer Automotive prepared internally. This period of time is required for two reasons. First, as the Staff is aware, we have never reported Consumer Home and Consumer Automotive as separate segments. We intend to review the asset allocations, overhead allocations for shared facilities and management and the allocation of intangibles

United States Securities and Exchange Commission
March 2, 2005

(including trademarks and patents) and submit for review by KPMG before publicly reporting this segment information.

      As the Staff is also aware, we are in the process of documenting our processes and testing internal controls as part of management’s assessment of internal controls over financial reporting for the fiscal year ended June 30, 2005. We are devoting significant internal resources to this process in order to be in a position to allow KPMG to complete its fieldwork on the audit of internal controls.

      We appreciate your consideration of our proposal in response to the Staff’s letter requesting a change in our segment reporting. If you have any further questions, please do not hesitate to contact me at (818) 895-5710 or via fax at (818) 894-6757 or James O’Bannon of Jones Day at (214) 969-3766 (fax: (214) 969-5100).

Very truly yours,

/s/ Frank Meredith

Frank Meredith
Executive Vice President and
Chief Financial Officer

cc:	Robert S. Littlepage, Accountant Branch Chief Andrew Walker, Staff Accountant James E. O’Bannon, Jones Day William B. Hall, KPMG, LLP